

Mail Stop 3561

April 30, 2008

<u>By Facsimile and U.S. Mail</u>

Principal Accounting Officer
Bryan E. Seas
AGL Resources, Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

       RE: AGL Resources Inc.
              File No. 1-14174
              Form 10-K for the year ended December 31, 2007
              Filed on February 7, 2008

Dear Mr. Seas:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report</u>

Contractual Obligations and Commitments, page 39

1. Explain if your other long term liabilities on balance sheet are reflected in the recorded contractual obligations table, if not, please advise or revise prospectively.

Pipeline Charges, page 40

2. We assume you are amortizing the liability recorded in connection with the NUI purchase with regard to the firm transportation and storage contracts to income (e.g. a non cash credit). If our assumption is correct, enhance future disclosure to include the impact of the amortization on income. If our assumption is not correct, please clarify.

Statements of Consolidated Cash Flows, page 55

3. Explain in detail why distributions to minority interest holders are classified within cash flows from financing activities as opposed to operating activities.

Note 1 – Accounting Policies and Methods of Application, page 56

Inventory, page 56

4. Explain why gas stored under park and loan arrangements are recorded at fair value as opposed to average cost and the accounting literature used to support your position. Also, explain to us the amount of revenues realized under such arrangements for the past three years ended December 31, 2007.

Taxes, page 58

5. EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please note the disclosure requirements with respect to the presentation of income taxes collected on behalf of governmental authorities.

Note 2 – Financial Instruments and Risk Management, page 63

6. Please confirm for us you do not have any restricted cash balances. Please see Rule 5-02 caption 1 of Regulation S-X.

Note 4 – Stock-based and Other Incentive Compensation Plans and Agreements, page 73

7. If applicable, please disclose any compensation cost capitalized. See paragraph
    A240.g(1)(b) of SFAS no. 123R.

Note 5 - Common Stockholders' Equity, page 78

8. It appears you issued treasury shares for purposes of fulfilling share issuances
    under your compensation plans. Please advise how you treat any difference
    between the carrying amount of treasury shares and the grant date fair value of the
    compensation awards in the statements of income and cash flows.

9. You indicated that you, "derive a substantial portion of our consolidated assets,
    earnings and cash flow from the operation of regulated utility subsidiaries, whose
    legal authority to pay dividends or make other distributions to us is subject to
    regulation." Please tell us whether the thresholds of Rule 4-08(e)(3) of
    Regulation S-X have been met. If so, please note the disclosure requirements of
    paragraphs (3)(i) and (3)(ii) of that section and Schedule I of Rule 5-04 of
    Regulation S-X.   If not, please quantify for us the amount of restricted net assets
    of consolidated and equity method investees. In any event, note the disclosure
    requirements of paragraphs (1) and (2) of the aforementioned section.   Please
    explain how you intend to comply with this comment.

Note 9 – Segment Information, page 86

10. Paragraph 32.b of SFAS no. 131 requires a reconciliation of the reportable
    segments' measures of profit and loss to the enterprise's consolidated income
    before taxes. In this regard, explain if you allocate income taxes to the
    Company's segments, if not, please explain why you are reconciling to net
    income as opposed to earnings before income taxes.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter with your responses to our
comments and provide any requested supplemental information. Please understand that
we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant